SUMMARY OF FUND EXPENSES

The following table shows estimated Fund expenses as a percentage of net assets attributable to Common Shares. The purpose of the following table and the example below is to help you understand the fees and expenses that you, as a Common Shareholder, would bear directly or indirectly. Common Shareholders should understand that some of the percentages indicated in the tables below are estimates and may vary. The expenses shown in the table and related footnotes are based on estimated amounts for the Fund’s first year of operations and assume that the Fund issues approximately 10,000,000 Common Shares. Accordingly, the Fund’s net assets for purposes of the tables and example below include estimated net proceeds from the offering of $193,600,000. If the Fund issues fewer Common Shares, estimated expenses could be higher as a percentage of net assets attributable to Common Shares, which could adversely affect the investment performance of the Fund. The following table assumes the use of leverage in an amount equal to 15% of the Fund’s Managed Assets (or approximately 17.6% of the Fund’s net assets) and shows Fund expenses as a percentage of net assets attributable to Common Shares. The following table should not be considered a representation of the Fund’s future expenses. Actual expenses may be greater or less than those shown below.

Shareholder Transaction Expenses	Percentage of Offering Price
Sales Load	3.00%
Expenses Borne by Common Shareholders of the Fund(1)(2)	0.20%
Dividend Reinvestment Plan Fees	None(3)

Percentage of Net Assets Attributable to Common Shares (Assuming the Use of Leverage Equal to 15% of the Fund’s Total Assets(1)(9)
Annual Expenses
Management fee(4)	1.18%
Administration fee(4)	0.18%
Interest payments on borrowed funds(5)	0.24%
Other expenses(6)	0.15%
Acquired fund (Underlying Fund) fees and expenses(7)	2.02%
Total annual expenses	3.77%

Example(9)

The example illustrates the expenses you would pay on a $1,000 investment in Common Shares (including the sales load of $30.00 and estimated expenses of the offering payable by the Fund of $2.00), assuming (1) “Total annual expenses” of 3.77% of net assets attributable to Common Shares, and (2) a 5% annual return.

	1 year	3 years	5 years	10 years
Total Expenses Incurred	$69	$144	$220	$420

The example should not be considered a representation of future expenses. Actual expenses may be greater or less than those assumed.

(1)	The Adviser and the Subadviser have agreed to bear (a) all organizational expenses of the Fund and (b) such offering expenses of the Fund (other than the sales load) that exceed $0.04 per share of the Fund’s Common Shares. Based on an estimated offering size of $200,000,000 (approximately 10,000,000 Common Shares), the Fund would pay a maximum of $400,000 of offering costs (or $0.04 per Common Share) and the Adviser and the Subadviser would pay all offering costs in excess of $400,000, which are currently estimated to be $449,000 (or $0.045 per Common Share). Proceeds to the Fund are calculated after expenses paid by the Fund.

(2)	The Adviser and the Subadviser (and not the Fund) have agreed to pay from their own assets a structuring fee to each of ____________, ____________ and ____________. The Adviser and the Subadviser (and not the Fund) may also pay certain other qualifying underwriters a structuring fee, sales incentive fee, or additional compensation in connection with the offering.

(3)	There will be no brokerage charges with respect to Common Shares issued directly by the Fund under the dividend reinvestment plan. You will pay brokerage charges in connection with open market purchases or if you direct the plan agent to sell your Common Shares held in a dividend reinvestment account.

(4)	The management fee and administration fee are charged as a percentage of the Fund’s average daily Managed Assets, as opposed to net assets. With leverage, Managed Assets are greater in amount than net assets, because Managed Assets includes borrowings for investment purposes and the liquidation preference of any preferred stock that may be outstanding.

(5)	Assumes interest expense accrued at the rate 1.35% on borrowed funds used to employ leverage, which rate is subject to change based on prevailing market condition.

(6)	Estimated expenses based on the current fiscal year.

(7)	“Acquired fund (Underlying) fees and expenses” are based on estimated amounts for the current fiscal year and reflect the Fund’s pro rata portion of the expenses charged by the Underlying Funds. These expenses are based on the total expense ratio disclosed in each Underlying Fund’s most recent shareholder report. Because acquired fund fees and expenses are not borne directly by the Fund, they will not be reflected in the Fund’s financial statements and the information presented in the table will differ from that presented in the Fund’s financial highlights, when available.

(8)	The example should not be considered a representation of future expenses. The example assumes that the estimated “Other expenses” set forth in the table are accurate and that all dividends and distributions are reinvested at the Common Share net asset values. Actual expenses may be greater or less than those assumed. Moreover, the Fund’s actual rate of return may be greater or less than the hypothetical 5% annual return shown in the example.

(9)	For purposes of this assumption, all leverage used is in the form of borrowings. The table presented below in this footnote 9 estimates what the Fund’s annual expenses would be, stated as percentages of the Fund’s net assets attributable to Common Shares, but, unlike the table above, assumes that the Fund does not utilize leverage. In accordance with these assumptions, the Fund’s expenses would be estimated to be as follows:

Percentage of Net Assets Attributable to Common Shares (Assuming no Leverage)
Annual expenses (as a percentage of net assets attributable to Common Shares)
Management fees	1.00%
Administrative fees	0.15%
Other expenses	0.15%
Acquired fund (Underlying Fund) fees and expenses	1.71%
Total annual expenses	3.01%

FINANCIAL STATEMENTS AND REPORT OF
 INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

STATEMENT OF ASSETS AND LIABILITIES

NOVEMBER 11, 2015

Assets:
Cash	$100,014
Deferred offering costs (See Note 3)	123,500
Total Assets	223,514
Liabilities:
Accrued offering costs (See Note 3)	123,500
Total Liabilities	123,500
Net Assets	$100,014
Components of Net Assets:
Paid in capital	$100,014
Net Assets	$100,014
Shares of beneficial interest outstanding, at $0.0001 par value, and 37,500,000 shares authorized	5,166
Net asset value per common share	$19.36
Offering price per share	$20.00

The accompanying notes are an integral part of this financial statement.

RiverNorth Opportunities Fund, Inc.
Notes to Statement of Assets and Liabilities
November 11, 2015

Note 1 — Organization and Registration

RiverNorth Opportunities Fund, Inc. (the “Fund”) is a closed-end management investment company that was organized as a Maryland corporation on September 9, 2010. The Fund is a diversified investment company with an investment objective to seek total return consisting of capital appreciation and income. The Fund has not had any operations other than the sale and issuance of 5,166 common shares of beneficial interest at an aggregate purchase price of $100,014 to ALPS Advisors, Inc. (“ALPS Advisors”), the Fund’s investment adviser at a net asset value of $19.36 per share. Shares issued by the Fund are subject to a sales load of 3.00%.

Note 2 — Significant Accounting Policies

The Fund’s financial statement is prepared in accordance with accounting principles generally accepted in the United States. This requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from these estimates.

Income Taxes — The Fund’s policy is to comply with the provisions of the Internal Revenue Code applicable to regulated investment companies and to distribute all of its taxable income to its shareholders. Therefore, no federal income tax provision is required. The Fund plans to file U.S. Federal and various state and local tax returns.

Note 3 — Organizational Expenses and Offering Costs

Organizational Expenses — ALPS Advisors and RiverNorth Capital Management, LLC (“RiverNorth”) the Fund’s sub-adviser, have agreed to pay all of the Fund’s organizational expenses. As a result, organizational expenses of the Fund are not reflected in the Fund’s financial statement. Total organizational expenses incurred through November 11, 2015, are approximately $66,500.

Offering Costs — Offering costs are paid directly by the Fund. ALPS Advisors and RiverNorth have agreed to pay the amount, if any, by which the Fund’s offering costs (other than the sales load) exceed $0.04/share (0.20% of the offering price). Offering costs incurred through November 11, 2015 are approximately $123,500 and management estimates an additional $725,500 of costs expected to be incurred resulting in total offering costs of approximately $849,000 of which the Fund will incur an additional $276,500 based on a $200 million capital raise.  ALPS Advisors and RiverNorth will pay the $449,000 of expenses in excess of the offering price cap. The Statement of Assets and Liabilities reflects the current cost of $123,500 as deferred offering costs.  These offering costs, as well as offering costs incurred subsequent to November 11, 2015, will be charged to paid-in-capital upon sale of the shares to the public or reimbursed by ALPS Advisors and RiverNorth.

Note 4 — Investment Advisory and Other Agreements

ALPS Advisors will serve as the Fund’s investment adviser pursuant to an Investment Advisory Agreement with the Fund. As compensation for its services to the Fund, ALPS Advisors receives an annual investment advisory fee of 1.00% based on the Fund’s average Total Managed Assets. Pursuant to an Investment Sub-Advisory Agreement, ALPS Advisors has retained RiverNorth Capital Management, LLC (“RiverNorth”) as the Fund’s sub-adviser and will pay RiverNorth an annual fee of 0.85% based on the Fund’s Total Managed Assets.

ALPS Fund Services, Inc. (“AFS”), an affiliate of ALPS Advisors, serves as administrator to the Fund. Under an Administration, Bookkeeping and Pricing Services Agreement, AFS is responsible for calculating the net asset values, providing additional fund accounting and tax services, and providing fund administration and compliance-related services to the Fund. AFS is entitled to receive a monthly fee at the annual rate of 0.15% based on the Fund’s average Total Managed Assets, plus out-of-pocket expenses.

RiverNorth Opportunities Fund, Inc.
Notes to Statement of Assets and Liabilities — (Continued)
 November 11, 2015

DST Systems, Inc. (“DST”), the parent company of ALPS Advisors and AFS, serves as the Transfer Agent to the Fund. Under the Transfer Agency Agreement, DST is responsible for maintaining all shareholder records of the Fund. DST is entitled to receive an annual minimum fee of $22,500 plus out-of-pocket expenses.

For these purposes, the term Total Managed Assets is defined as the value of the total assets of the Fund, including assets attributable to leverage, minus liabilities (other than debt representing leverage and any preferred stock that may be outstanding), calculated as of 4:00 p.m. Eastern time on such day or as of such other time or times as the Board of Directors may determine in accordance with the provisions of applicable law and of the declaration and bylaws of the Fund and with resolutions of the Board of Directors as from time to time in force. The Fund may use leverage through borrowings or the issuance of preferred stock, in an aggregate amount of up to 15% of the Fund’s total assets immediately after such borrowings or issuance. The sub-adviser will assess whether or not to engage in leverage based on its assessment of conditions in the debt and credit markets. Leverage, if used, is expected to take the form of a borrowing or the issuance of preferred stock, although the Fund currently anticipates that leverage will initially be obtained through the use of bank borrowings or other similar term loans.

The Fund’s Board of Directors approved the Investment Advisory Agreement and the Investment Sub-Advisory Agreement at its November 20, 2015 meeting.

A Director and certain Officers of the Fund are also employees of ALPS Advisors, Inc. and ALPS Fund Services, Inc.